Morse & Morse, PLLC
1400 Old Country Road
Suite 302
Westbury, NY 11590
Tel: 516-487-1446
Fax: 516-487-1452
Email: morgold@aol.com

January 21, 2011

United States
Securities and Exchange Commission
Washington, DC 20549

Att:         Catherine Brown

Re:           Emergent Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 24, 2010
File No. 1-34208

Ladies / Gentlemen:

The following is in response to the Staff's letter of comments of December 30, 2010 regarding the above captioned corporation. All comment numbers below shall reference the comment nos. 1 - 17 in the Staff's letter of comments.

1.           We believe that Item 101(h)(5) of Regulation S-K applies to Registration Statements filed under the Securities Act. If this is true, then we believe this comment was issued in error. If the Staff desires Emergent to provide the information required in Item 101(h)(5) of Regulation S-K in its annual report for the fiscal year ended December 31, 2010, Emergent will provide the following information:

"Reports to Security Holders

Emergent Group Inc.'s Common Stock trades on the NYSE AMEX Equities and is required to hold an annual meeting of security holders and to deliver annual reports to security holders, which include audited financial statements. Emergent files its annual, quarterly, Form 8-K's, proxy and information statements and other information with the Securities and Exchange Commission as a reporting company. The public may read and copy any materials that Emergent files with the Commission at the SEC Public Reference Room at 100 F Street, NE, Washington, D.C. 20549 on official business days during the hours of 10:00 a.m. to 3:00 p.m. The public may obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information that we and other public companies file electronically with the SEC. You can also inspect our annual report and our other public filings on this website, and may review future filings we make with the SEC at this website. Emergent's website is www.emergentgroupinc.com. Emergent's internet website contains a hyperlink to the SEC's website for availability of copies of all reports."

2.           Comment noted. Emergent will comply with your comment regarding our critical accounting estimates in future filings and, in particular, in its Form 10-K for its fiscal year ended December 31, 2010.

3.           Comment noted. Emergent will comply with your comment regarding changes in the number of procedures performed year-to-year and an expanded discussion relating thereto in future filings and, in particular, in its Form 10-K for its fiscal year ended December 31, 2010.

4.           Comment noted. Emergent will comply with your comment regarding expansion of our discussions of changes in cash flows and reasons therefore in future filings and, in particular, in its Form 10-K for its fiscal year ended December 31, 2010.

5.           Comment noted. Emergent will comply with your comment in future filings and, in particular, in its Form 10-K for its fiscal year ended December 31, 2010.

6.           Comment noted. Emergent will comply with your comment regarding the presentation of non-controlling interest in future filings and, in particular, in its Form 10-K for its fiscal year ended December 31, 2010.  Please note that the changes in non-controlling interest for 2009 and 2008 are presented in footnote 4.  However, we will include such disclosures in the statement of equity in the future.

7.           Comment noted. Emergent will comply with your comment in future filings and, in particular, in its Form 10-K for its fiscal year ended December 31, 2010.

8.           Comment noted. Emergent will comply with your comment regarding the disclosure of the number of anti-dilutive options and warrants in future filings and, in particular, in its Form 10-K for its fiscal year ended December 31, 2010.

9.           We consider the LLCs to be variable interest entities and the Company is the primary beneficiary. We consolidate our minority owned limited liability companies (LLCs) since the company is the primary beneficiary under such arrangements. We provide all operational and administrative support to such entities for which we are reimbursed by the LLCs and effectively receive the majority of the benefits from such entities through our administrative and operating fees and ownership interests. In addition, with respect to third party equipment lease obligations the LLC members provide proportionate guarantees to leasing companies. However, the Company effectively guarantees such obligations as well either though signed guarantees or by the terms of such lease agreements. Therefore, in the event of default under such obligations the Company may be required to fully satisfy such obligations. For these reasons, we believe that such entities are required to be consolidated for financial reporting purposes.

10.           Comment noted. Emergent will comply with your comment regarding additional disclosures of assumptions and the like for stock option grants in future filings and, in particular, in its Form 10-K for its fiscal year ended December 31, 2010.

11.           The information required by comment no. 11 was filed with the Securities and Exchange Commission in Emergent Group's definitive 14A Proxy Statement, filed with the Commission on March 24, 2010. In this respect, we reference the Staff to the information contained on pages 5 and 6 of the Proxy Statement under "Information Concerning Director Nominees." In future filings, the Annual Report shall comply with your comment and is expected to read as the information is disclosed in said Proxy Statement. For your ease of reference, pages 5 and 6 of the Proxy Statement under "Information Concerning Director Nominees" reads as follows:

"Information Concerning Director Nominees

Background information about the Board's nominees for election, as well as information regarding additional experience, qualifications, attributes or skills that led the Board to conclude that the nominee should serve on the Board is set forth below.

The following table sets forth information concerning each proposed nominee of the Company.

Name (1)	Age	First Became Director and/or Officer	Principal Occupation
Bruce J. Haber	57	2003	Chairman of the Board and Chief Executive Officer
Mark Waldron	42	2000	Director
Howard Waltman	77	2001	Director
K. Deane Reade, Jr.	69	2005	Director
__________________

(1)	Directors are elected at the annual meeting of stockholders and hold office until the following annual meeting.

Bruce J. Haber has served as Chairman of the Board and Chief Executive Officer since January 31, 2003. Mr. Haber is currently President of BJH Management, LLC, a management firm specializing in turnaround consulting and private equity investments, which served as a consultant to the Company between October 2001 and January 2003. From October 2001 until December 2002, Mr. Haber served on the Board of Directors of EB2B Commerce, Inc. a computer software company. From March 2002 to December 2002 Mr. Haber served as Chairman of the Board and as a turnaround consultant to EB2B. Mr. Haber was founder, President and CEO of MedConduit.com, Inc., a healthcare e-commerce B2B from 2000 to 2001. Mr. Haber served as Executive Vice President and a Director of Henry Schein, Inc., an international distributor of healthcare products, as well as President of their Medical Group from 1997 to 1999. From 1981 to 1997, Mr. Haber served as President, CEO and Director of Micro Bio-Medics, Inc., and Caligor Medical Supply Company, a distributor of physician and hospital supplies, which merged with Henry Schein in 1997. Mr. Haber is currently a director of a number of privately held companies and serves as a Trustee of Mercy College, Dobbs Ferry, New York. Mr. Haber holds a Bachelor of Science degree from the City College of New York and a Master of Business Administration from Baruch College in New York.

Mr. Haber brings to the Board nearly 30 years of management experience in the medical distribution industry, as well as additional expertise in mergers and acquisitions, the successful integration of acquired companies, turnaround consulting and private equity investments.  All of these management and financial skills allow him to provide significant leadership and vision to the Board of Directors as that body charts the future of Emergent Group and defines the Company’s growth strategies.

Mark Waldron has served as a director of the Company since August 2000 and he currently serves as a member of the Compensation Committee. Mr. Waldron also served as President and Chief Executive Officer of the Company between August 2000 and January 2003. Since 1998, Mr. Waldron's principal occupation has been as a private investor. Mr. Waldron is the President of Woodfield Development Corporation, a real estate development company. Mr. Waldron is a former Vice President of J.P. Morgan in New York and was with the firm from 1993 to 1998. Mr. Waldron received his MBA from Northwestern University's Kellogg School of Management, and prior to attending business school worked in the derivatives capital markets group of Bankers Trust Company (now Deutsche Bank). He received a BA (Honors) from the Ivey School of Business at the University of Western Ontario in 1989.

Mr. Waldron's extensive business, managerial, executive and leadership experience in a variety of industries particularly qualifies him for service on the Board. He also brings a valuable entrepreneurial perspective from his experience as the founder of several businesses.

Howard Waltman has served as a director of the Company and Chairman of the Compensation Committee since 2001 and he currently serves as a member of the Audit Committee. Since 2000, Mr. Waltman has acted as a private investor for a family limited liability corporation. Since 1986, Mr. Waltman served as a director of Express Scripts, Inc. (“ESI”), and was its Chairman from 1986 to 2000. ESI was formed in 1986 as a subsidiary of Sanus, a company formed in 1983 by Mr. Waltman, who served as its Chairman of the Board from 1983 to 1987. Sanus was acquired by New York Life Insurance Company in 1987. ESI provides mail order pharmacy services and pharmacy claims processing services and was spun out of Sanus and taken public in June 1992. Mr. Waltman also founded Bradford National Corp. in 1968, which was sold to McDonnell Douglas Corporation in 1981. From 1996 to 2000, Mr. Waltman served as a director of Computer Outsourcing Services, Inc. Mr. Waltman is currently a director of a number of privately held companies.

Mr. Waltman brings to the Board successful experience as an entrepreneur with particular emphasis in the healthcare industry. In this respect, his first venture was the processing agent for New York State Medicaid. He was the founder of one of the first health management organizations as well as a pharmacy benefit management company.

K. Deane Reade, Jr. has been a Director of the Company since September 2005. He currently serves as Chairman of the Audit Committee and as a member of the Compensation Committee. Mr. Reade is a founder and, since 1975, has served as President and a director of Bangert, Dawes, Reade, Davis & Thom, Incorporated, a private investment banking firm with offices in New York and San Francisco. Between 1989 and 1996, Mr. Reade served as Managing Director of John Hancock Capital Growth Management, Inc. and was a General Partner of its affiliate Gramercy Hills Partners. Mr. Reade is a graduate of Rutgers University. He has served as a director of: ABC Estonian Shares, a closed end fund (Isle of Man, UK); Abakus Management Co., an investment management company (Tallinn, Estonia); and Myers Industries, Inc. (Lincoln, Illinois); and the advisory board of Trail Blazers Camps, Inc. (New York, New York) a 100 year old social service organization with a year round educational program for disadvantaged children from the Metropolitan New York - New Jersey area.

Mr. Reade brings to the Board over 30 years of diverse finance industry experience with particular emphasis in commercial and investment banking, corporate finance, venture capital and investment management. Mr. Reade has advised and assisted in the formation of several companies both domestic and international, many of which he served as a director, including as a former director of a publicly traded medical supply distributor and a founder of an early stage life sciences fund. He also provides the Board with financial reporting expertise."

12.           The Executive Compensation table with respect to options and restricted stock awards presented in the table for 2009 and 2008 reflect the full grant date fair value of these awards in the year of grant.  Therefore, no changes are necessary to the tables. Footnote 1 to the Summary Compensation Table is interpreted by us to mean what we said above. In future filings, we will make certain that the footnote has greater clarity and shall read as follows.

“The options and restricted stock awards presented in this table for 2009 and 2008 reflect the full grant date fair value as if the total dollar amount were earned in the year of grant. However, the accompanying financial statements reflect the dollar amount expensed by the company during the applicable fiscal year for financial statement reporting purposes pursuant to guidance issued by the FASB. Such guidance requires the company to determine the overall value of the stock awards and options as of the date of grant and to charge such amounts to compensation expense over the related vesting period. The options are valued at the date of grant based upon the Black-Scholes method of valuation, which is expensed over the service period over which the options become vested. As a general rule, for time-in-service-based options, the company will immediately expense any option or portion thereof which is vested upon grant, while expensing the balance on a pro rata basis over the remaining vesting term of the option. For a description of the guidance issued by the FASB and the assumptions used in determining the value of the options under the Black-Scholes model of valuation, see the notes to the consolidated financial statements included with this Form 10-K.”

Similarly, the Directors Compensation Table on or about page 36 of the Form 10-K reflect the full grant date fair value of any restricted stock awards in the year of grant. In future filings, the footnote to the Director Compensation Table will provide greater clarity and shall read as follows:

“The restricted stock awards presented in this table for 2009 reflect the full grant date fair value as if the total dollar amount were earned in the year of grant. However, the accompanying financial statements reflect the dollar amount expensed by the company during applicable fiscal year for financial statement reporting purposes pursuant to guidance issued by the FASB. Such guidance requires the company to determine the overall fair value of the restricted stock awards as of the date of grant and to then expense that value over the service period over which the restricted stock awards become vested. As a general rule the company will immediately expense any restricted stock awards or portion thereof which is vested upon grant while expensing the balance on a pro rata basis over the remaining vesting term of such restricted stock awards. For a description of the guidance issued by the FASB and the assumptions used in determining the value of the restricted stock awards, see the notes to the financial statements included with this Form 10-K.”

13.           In future filings, the Equity Compensation Plan disclosure under Item 11 of the Form 10-K will follow the format set forth in Item 201(d) of Regulation S-K. Such disclosure will indicate whether or not our Stock Option Plans were approved by stockholders of Emergent.

14.           Comment noted. Emergent will comply with your comment regarding principal accountant fees and services in future filings and, in particular, in its Form 10-K for its fiscal year ended December 31, 2010.

15.           William M. McKay signed Emergent's Annual Report on Form 10-K for its fiscal year ended December 31, 2009 in his capacity as Chief Financial Officer and Principal Accounting Officer. In future filings, we will indicate that Mr. McKay executed the annual report or quarterly report as Emergent's Principal Financial Officer.

16.           We acknowledge that the certifications pursuant to Section 3.02 in Emergent's Form 10-K for its fiscal year ended December 31, 2009 do not precisely match the language set forth in Item 601(b)(31) of Regulation S-K. In future filings, the wording contained in Item 4(d) and Item 5 will precisely track the language in 6.01(b)(31) of Regulation S-K just as they did in the subsequently filed Form 10-Q's.

17.           Comment noted. In future filings, the identification of the certifying individual at the beginning of the certification shall be revised so that it does not include the individual's title.

The Company and its management are responsible for the adequacy and accuracy of the disclosures in the filing discussed herein. Further, we understand the staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your review and comments regarding our filing. Please feel free to call me at (516) 487-1446 if you should have any questions or should you require additional information.

Very truly yours,

MORSE & MORSE, PLLC

/s/ Steven Morse, Managing Member